Exhibit 99.1

Curaleaf Announces New Branding for Illinois Retail Locations, Opening of New Westmont Store and Contribution to IL Social Equity Partners

Westmont Opening Will Bring Curaleaf Retail Locations to 103 Nationwide

WAKEFIELD, Mass., April 5, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, announces new Curaleaf branding for the Company's recently acquired retail locations and the imminent opening of its 10th store in Illinois. Additionally, Curaleaf has contributed $950,000 to impact social equity with six strategic partnerships focused on education and job training in the greater Chicagoland community as part of its Corporate Social Responsibility Rooted in Good initiative, and per the Illinois Social Equity provision in adult use regulations.

Curaleaf successfully closed its acquisition of Grassroots on July 23, 2020 and has obtained final regulatory approval from the state of Illinois for the transfer of nine Greenhouse and Windy City Cannabis retail licenses. In accordance with state guidelines, Curaleaf has begun rebranding of Windy City Cannabis retail locations in Worth, Justice, and on Weed Street in Chicago in addition to Greenhouse dispensaries located in Deerfield, Mokena, Skokie, Northbrook, Melrose and Morris.

At the nine rebranded Illinois retail locations, Curaleaf’s signature teal logo will be prominently displayed and as part of the new interior design, will feature hyper-local cityscape murals that capture each store’s unique location, further enhancing the experience and connection to the community. The staff at each retail location will remain committed to delivering unparalleled service and creating an inclusive experience that encourages cannabis exploration and education with a personalized approach.

Later this month, Curaleaf will be hosting a Grand Opening for its brand new 4,700 square foot Westmont store, located at 11 East Ogden Avenue in Westmont, Illinois, its 10th retail location in the state and its 103rd nationwide. In addition to a ribbon cutting event to mark the occasion, all customers will receive 15% off on purchases made on their first visit to any of the new Curaleaf stores. All rebranded stores will also host a “Curaleaf Day” on April 8 with special offers, giveaways and offerings from local restaurants.

"We are pleased to bring the Curaleaf brand to the greater Chicago area,” said Joe Bayern, Curaleaf Chief Executive Officer. “The rebranding of these locations directly aligns with our strategy of building strong, national brands that deliver high-quality products backed by science to meet the needs of our patients and customers. We are also extremely proud to be active partners within these local communities and we look forward to building collaborative relationships and investing in long term opportunities with them."

As part of its “Rooted in Good” Corporate Social Responsibility platform, Curaleaf has contributed a total of $950,000 to six strategic partners in greater Chicagoland to create opportunities and sustainable impact within the cannabis industry.

Olive-Harvey College and an additional North Chicagoland community college have been selected to build programs that educate, mentor and provide internships and career opportunities within cannabis. Additionally, Curaleaf is partnering with three organizations, Cara Chicago, Growing Home and Greater West Town Community Development Project, which focus on job training to create economic opportunity and alleviate relational poverty. The Company also contributed to the Illinois Cannabis Business Development Fund, which provides technical assistance and training to support prospective entrepreneurs in applying for cannabis business establishment licenses.

Curaleaf is committed to improving lives by providing clarity around cannabis and confidence around consumption. During the COVID-19 pandemic, cannabis businesses have been deemed an essential service across the country, including Illinois. Curaleaf remains committed to serving patients and customers with the products they rely on while implementing heightened safety and hygienic measures for the safety of all team members and customers in all of its facilities. For additional information about Curaleaf's Illinois retail locations and CSR initiatives please visit www.Curaleaf.com.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is the leading vertically integrated U.S. multi-state cannabis operator with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 102 dispensaries, 22 cultivation sites and over 30 processing sites, and employs over 4,600 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit www.curaleaf.com.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Finance and Investor Relations

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

media@curaleaf.com

781-486-1037

FORWARD LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the retail and cultivation expansion of Curaleaf in Illinois. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.